UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-15081

MUFG Americas Holdings Corporation

(Exact name of registrant as specified in its charter)

1251 Avenue of the Americas, New York, NY 10020 (212) 782-6800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common Stock, par value $1.00 per share
3.50% Senior Notes due 2022
3.00% Senior Notes due 2025

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $1.00 per share: 2
3.50% Senior Notes due 2022: Less than 100
3.00% Senior Notes due 2025: Less than 100

Pursuant to the requirements of the Securities Exchange Act of 1934, MUFG Americas Holdings Corporation has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

MUFG AMERICAS HOLDINGS CORPORATION
Date: October 19, 2021	By:	/s/ CHRISTOFFER ESCHER
CHRISTOFFER ESCHER Controller and Chief Accounting Officer (Principal Accounting Officer)